SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No.  )

               Santa Anita Realty Enterprises, Inc.
                        (Name of Issuer)

                  Common Stock, $0.10 par value
                   (Title of class of securities)

                            801209206
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000

   (Name, address and telephone number of person authorized to receive notices and communications)

                        November 21, 1996

     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 801209206                          Page 2 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.    13-3700768

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            580,472

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          580,472
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    580,472

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    5.05%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 801209206                          Page 3 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.    13-3863925

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            8,828

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          8,828
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    8,828

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .08%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                           Page 4 of 10 Pages
1. Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to the shares of common stock, par value $0.10 per share (the "Shares"), of Santa Anita Realty Enterprises, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 285-301 West Huntington Drive, Arcadia, CA 91066-6014.

Item 2. Identity and Background

     This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II" and together with Gotham, the "Reporting Persons"). Each of Gotham and Gotham II was formed to engage in the buying and selling of securities for investment for its own account.

     Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham II. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Messrs. Ackman and Berkowitz are citizens of the United States of America, and their principal occupation is managing the affairs of Kareniha and DPB, respectively, and through such entities the affairs of Section H, Gotham and Gotham II. The business address of each of Gotham and Gotham II, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th Floor, New York, New York 10017.

     During the last five years, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Shares and the shares of Santa Anita Operating Company (together with the Company, the "Companies"), which trade together with the Shares (the "Paired Shares"), purchased by Gotham was $13,054,325 and the aggregate purchase price of the Shares and the Paired Shares purchased by Gotham II was $194,717. All of the funds required for these purchases were obtained form the general funds of Gotham and Gotham II, respectively.


Item 4.  Purpose of the Transaction

     The Reporting Persons acquired the Shares for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation on and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).


                                                            Page 5 of 10 Pages

     Based on the Companies' Form 8-K filed with the SEC on August 17, 1996, in which the Companies announced a "strategic alliance" with Colony Investments II ("Colony"), and the Companies' more detailed filings and exhibits in its October 24, 1996 Form 8-K, the Reporting Persons are aware of the details of the Colony transaction.

     The Reporting Persons believe that the Colony transaction is not in the best interests of shareholders, and is dilutive to shareholders and destructive to shareholder value.

Colony was allowed to purchase 112,700 Shares and Paired Shares and 867,343 putable paired preferred shares at $12.975, a price which is significantly below the Companies' net asset value per share even ignoring the value of the Companies' paired share structure.

If the transaction is consummated, Colony will purchase newly issued UPREIT units which are convertible one-for-one into common shares at a price per common share equivalent of $15.24. Because Colony is not required to purchase these units before October 1, 1998, the Company will not have the use of this capital until the units are purchased. In addition, the equivalent share price to $15.24 on October 1, 1998 in December 1996 dollars is $11.59, using an equity discount rate of 15%. Thus, future sales of the Companies' stock to Colony will occur at prices largely below, on a present value basis, the price paid by Colony in its $12.975 purchase, and more than 50% below today's price.

In substance, the transaction though characterized as a "strategic alliance," is, in the Reporting Persons' view, a sale of control of the Companies to Colony. Through the sale of 980,043 shares and units at $12.975 and the future sale of the UPREIT units, Colony will own 45% of the fully diluted common shares of each of the Companies. Even before Colony puts up additional capital to purchase UPREIT shares, Colony will assume de facto control of the Companies because: (1) the president of the Companies' operating subsidiary limited liability company, will be Kelvin L. Davis, a Colony appointee, (2) Colony will have the right to appoint two of five members of the operating subsidiaries' boards, and three of twelve (to be reduced to eleven) members of the Companies' boards. Despite this de facto change of control, Colony is not paying a premium to the market price of the Companies' shares, but rather is purchasing them at an enormous discount to market value.

As part of the Colony transaction, Colony will seek to amend the 1995 share award program to allow for option grants equal to 9.5% of the outstanding Shares and Paired Shares calculated as if the Companies were to assume conversion of all UPREIT units Colony is obligated to purchase. The issuance of an enormous number of options will be dilutive to the exiting shareholders of the Companies.

Despite the statement by the Company in a press release dated August 19, 1996, that Colony will "contribute its proved acquisition and real estate expertise, as well as its exceptional access to deal flow" to the Companies, the details of the transaction documents reveal that Colony will receive "Completion Fees" in amounts to be determined with respect to every acquisition that the Companies complete in addition to reimbursement of all of Colony's expenses associated with their involvement with the Companies.

In summary, because of the above features of the Colony proposal, the Reporting Persons intend to vote against the Colony transaction.
                                                           Page 6 of 10 Pages

    Based on an October 9, 1996 press release issued by Koll Arcadia Investors, LLC ("KAI") and a copy of Koll's letter to the Companies dated October 9, 1996 filed as Exhibit 99.1 to the Companies' October 24, 1996 8-K, the Reporting Persons are aware of the basic elements of the KAI proposal.

     As currently proposed, the KAI proposal appears substantially superior to the Colony proposal. In particular, the transaction appears to confer control to a new investor group at a significantly higher valuation, offers shareholders $14 per share in cash in a substantially tax-free special dividend, and gives shareholders the opportunity to participate in future transactions through non-dilutive rights offerings.

     The Reporting Persons encourage management to consider carefully the KAI proposal and to avoid spending the Companies' capital on the Colony transaction as currently proposed for it is destructive to shareholder value.

     The Reporting Persons may contact Colony and/or KAI to discuss ways in which they can improve their respective proposals. The reporting Persons may also contact management, other potential investors, as well as consider other alternatives to the existing Colony and KAI proposals.


     Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional Shares and Paired Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares and Paired Shares. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such common stock, the financial condition, results of operations and prospects of the Companies, alternative investment opportunities, and general economic financial market and industry conditions.

     Except as set forth above, none of the Reporting Persons has any plans or
proposals which would relate to or result in any of the matters   set forth in
items (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer

     (a)	Gotham owns 580,472 Shares as of the date of this Statement, representing an aggregate of approximately 5.05% of the outstanding Shares of the Company. Gotham II owns 8,828 Shares as of the date of this Statement, representing an aggregate of approximately .08% of the outstanding Shares of the Company. The percentages used in this paragraph are calculated based upon 11,497,700 outstanding Shares of the Company, as of November 5, 1996, as reported in the Company's Form 10-Q for the quarter ended September 30, 1996. None of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Shares (other than the Shares beneficially owned by Gotham and Gotham
II).

     (b) Each of Gotham and Gotham II has sole power to vote and to dispose of all of the Shares beneficially owned by it.

     (c) The table below sets forth information with respect to all purchases and sales of Shares by Gotham and Gotham II (the prices represent the price for a unit consisting of one Share and one Paired Share). In each case, the transactions were effected in open-market transactions on the NASDAQ.


                                                           Page 7 of 10  Pages

Gotham

Date              Number of Units                    Price per Unit
                   Purchased/(Sold)

10/09/96	           57,400	                            $20.35380
10/17/96	          106,900	                             20.05660
10/18/96	           82,216	                             20.06210
10/21/96	           26,585	                             20.06000
10/22/96	           20,775	                             20.06000
10/25/96	            3,150	                             19.62640
10/31/96	           19,690	                             21.34810
11/11/96	           34,000	                             25.97210
11/12/96	           14,275	                             26.33590
11/13/96	           18,708	                             25.51000
11/14/95	           17,723	                             25.54680
11/15/96	            4,135	                             25.49750
11/18/96	           15,655	                             25.44370
11/19/96	           19,890	                             25.04020
11/20/96	           72,370	                             24.67860
11/21/96	           49,230	                             25.04900
11/25/96	            2,070	                             24.40520
11/26/96	           15,700	                             25.46840


Gotham II

Date              Number of Units                    Price per Unit
                   Purchased/(Sold)

10/09/96	             1,100	                            20.35380
10/17/96	             2,000	                            20.05660
10/18/96	             1,284	                            20.06210
10/21/96	               415	                            20.06000
10/22/96	               325	                            20.06000
10/25/96	                50	                            19.62640
10/31/96	               310	                            21.34810
11/12/96	               225	                            26.33590
11/13/96	               292	                            25.51000
11/14/95	               277                            	25.54680
11/15/96	                65	                            25.49750
11/18/96	               245	                            25.44370
11/19/96	               310	                            25.04020
11/20/96	             1,130	                            24.67860
11/21/96	               770	                            25.04900
11/25/96	                30	                            24.40520

     Except as described above, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan

                                                            Page 8 of 10 Pages

or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


December 2, 1996

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: KARENINA CORP.,
                              a general partner


                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President

                    GOTHAM PARTNERS II, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: KARENINA CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.

                                                           Page 9 of 10 Pages
                              By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President